Prospectus Supplement No. 5 (to Prospectus dated January 3, 2022)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-261787

CVENT HOLDING CORP.

Up to 514,048,249 Shares of Common Stock

This prospectus supplement updates and supplements the prospectus dated January 3, 2022, as supplemented or amended from time to time (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-261787). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 31, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus relates to (a) the issuance by us of up to 155,644 shares of our common stock, par value $0.0001 per share (“Common Stock”), upon the exercise of options by former employees and (b) the resale from time to time of up to 513,892,605 shares of Common Stock (including 37,389,301 shares issuable upon exercise of options) by existing holders named in the Prospectus.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock is listed on The Nasdaq Global Market under the symbol “CVT.” On May 27, 2022, the closing sale price of our Common Stock was $5.55.

Investing in our Common Stock involves risks that are described in the “Risk Factors” section beginning on page 12 of the Prospectus, and under similar headings in any further amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 31, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 27, 2022

CVENT HOLDING CORP.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39709	98-1560055
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1765 Greensboro Station Place 7th Floor
Tysons, Virginia		22102
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 703 226-3500

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	CVT	The NASDAQ Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On May 27, 2022, Cvent, Inc., as borrower (the “Borrower”), a wholly-owned subsidiary of Cvent Holding Corp., a Delaware corporation (the “Company”), entered into a new five-year $500 million senior secured revolving credit facility (the “Revolving Credit Facility”). The terms of the Revolving Credit Facility are set forth in the Credit Agreement, dated as of May 27, 2022, by and among the Borrower, Holdings (as defined below) and the other loan parties party thereto, the lenders party thereto, and PNC Bank, National Association, as administrative agent (the “New Credit Agreement”). The New Credit Agreement replaces the Borrower’s existing senior secured credit facility established pursuant to the Amended and Restated Credit Agreement, dated as of November 30, 2017, by and among the Borrower, Holdings and each of the other guarantors party thereto, the lenders from time to time party thereto and Goldman Sachs Bank USA, as administrative agent (as the same has been amended, modified or supplemented from time to time, the “Prior Credit Agreement”) which was terminated on May 27, 2022 upon the effectiveness of the New Credit Agreement. A portion of the Revolving Credit Facility, not to exceed $35 million, will be available for the issuance of letters of credit, and the Borrower will have the option to increase the Revolving Credit Facility or to incur incremental term loans, in each case, in an aggregate amount not to exceed: (i)(A) $150 million plus (B) the amount of any prepayment of the loans, to the extent accompanied by a corresponding permanent reduction in the amount of the Revolving Credit Facility then outstanding, plus (ii) an unlimited additional amount, subject to pro forma compliance with a total net leverage ratio of 3.50:1.00 (or, in certain limited circumstances, 4.00:1.00), plus (iii) certain specified issuance and other builder baskets set forth in the New Credit Agreement, in each case, pursuant to terms set forth in the New Credit Agreement.

At closing, the Borrower borrowed $265 million under the Revolving Credit Facility. The borrowings were used, together with cash on hand of the Borrower, to repay all outstanding obligations under the Prior Credit Agreement and to pay certain costs and fees associated with the closing of the New Credit Agreement.

Borrowings under the Revolving Credit Facility bear interest based on the following performance-based pricing grid:

Net Leverage Ratio	SOFR Margin*	Commitment Fee
< 1.00x	175.0 basis points	20.0 basis points
< 2.00x	200.0 basis points	25.0 basis points
< 3.00x	225.0 basis points	30.0 basis points
≥ 3.00x	250.0 basis points	35.0 basis points

* Interest on secured overnight financing rate (“SOFR”) loans accrues at a rate per annum equal to the sum of (x) Adjusted Term SOFR (as defined in the New Credit Agreement) plus (y) the applicable SOFR Margin set forth above. Adjusted Term SOFR is subject to a 0.00% floor.

The Revolving Credit Facility includes a maximum total net leverage ratio covenant set at 4.00:1.00; provided that following the consummation of a qualified acquisition, the Borrower may elect to increase the total net leverage ratio to 4.50:1:00 for the fiscal quarter in which such qualified acquisition was consummated and for the next three consecutive fiscal quarters thereafter. Such step ups in connection with qualified acquisitions are limited to two times during the term of the Revolving Credit Facility.

All obligations under the New Credit Agreement are unconditionally guaranteed by Papay Holdco, LLC, the Borrower’s direct holding company (“Holdings”), and certain of its U.S. subsidiaries. The obligations under the New Credit Agreement are secured by a first priority security interest in substantially all assets of the Borrower and the guarantors.

The New Credit Agreement contains customary representations and warranties, affirmative and negative covenants and events of default. The affirmative and negative covenants limit the ability of Holdings, the Borrower and the Borrower’s restricted subsidiaries to, among other things: incur additional debt or issue preferred stock; create liens; create restrictions on the Borrower’s subsidiaries’ ability to make payments to the Borrower or its direct or indirect holding companies; pay dividends and make other distributions in respect of Holdings’, the Borrower’s and its restricted subsidiaries’ capital stock; redeem or repurchase Holdings’, the Borrower’s and its restricted subsidiaries’ capital stock or prepay subordinated indebtedness; make certain investments or certain other restricted payments; guarantee indebtedness; designate unrestricted subsidiaries; sell certain kinds of assets; enter into certain types of transactions with affiliates; and effect mergers or consolidations. These covenants are subject to certain exceptions and qualifications set forth in the New Credit Agreement.

If an Event of Default (as defined in the New Credit Agreement) occurs and is continuing, amounts outstanding under the New Credit Agreement may become or be declared immediately due and payable and the lending commitments under the New Credit Agreement may be terminated.

The foregoing summary of the New Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the New Credit Agreement, which is attached as Exhibit 10.1 hereto, and is incorporated herein by reference.

Item 1.02 Termination of Material Definitive Agreement.

The information set forth under Item 1.01 of this Current Report on Form 8-K with respect to the termination of the Prior Credit Agreement is incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 of this Current Report on Form 8-K with respect to the Revolving Credit Facility is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

On May 31 2022, the Company issued a press release announcing the consummation of the New Credit Agreement. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information in Item 7.01 of this Current Report on Form 8-K is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, regardless of any general incorporation language in such filing, except as shall be expressly set forth by specific reference in such a filing.

The information furnished pursuant to this Item 7.01 contains “forward-looking statements” within the meaning of the safe harbor provisions of the federal securities laws. It should be read in conjunction with the “Cautionary Language Regarding Forward-Looking Statements” statement contained in the press release, the risk factors included in the Company’s periodic reports filed with the Securities and Exchange Commission and the other public announcements that the Company may make, by press release or otherwise, from time to time.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1†§

Credit Agreement, dated as of May 27, 2022, by and among Papay Holdco, LLC, Cvent Inc., the other loan parties thereto, the lenders party thereto, and PNC Bank, National Association, as administrative agent.

99.1	Press Release of the Cvent Holding Corp., dated May 31, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit.
§	All exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Cvent Holding Corp. will furnish the omitted exhibits and schedules to the SEC upon request by the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CVENT HOLDING CORP.

Date:	May 31, 2022	By:	/s/ William J. Newman, III
William J. Newman, III, SVP and Chief Financial Officer